SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section
8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Item 1. Name:

                            Jackson National Separate Account IV

Address of Principal Business Office:

                            5901 Executive Drive, Lansing, Michigan 48911

Telephone Number (including area code):

                            (517) 394-3400

Name and address of agent for service of process:

                            Thomas J. Meyer,. Esq.
                            5901 Executive Drive
                            Lansing, Michigan  48911

Check appropriate box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes                        No:       X
           ---                      ---

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Items 1 & 2 . Jackson National Separate Account IV (the "Separate  Account") was
organized under the insurance laws of the State of Michigan on December 16, 1997.

Item 3. The Separate Account is a segregated asset account of Jackson National Life Insurance Company.

Item 4. It will be registered as a unit investment trust under the Investment Company Act of 1940, as amended.

Item 5. a. Not applicable.
        b. Not applicable.

Item 6 Not applicable.
Item 7. Not applicable.

Item 8.

         a. Jackson National Life Insurance Company, 5901 Executive Drive Lansing, Michigan 48911, is the sponsor/depositor of the Separate Account

         b.       Officers and Directors of the Sponsor:
Jonathan Bloomer             Director
Robert P. Saltzman           President & Chief Executive Officer and Director
Clark P. Manning             Chief Operating Officer and Director
Andrew B. Hopping            Executive Vice President & Chief Financial Officer
                             and Director
Victor Gallo                 Senior Vice President - Group Pension
William A. Gray              Senior Vice President - Product Development &
                             Special Markets
Alan C. Hahn                 Senior Vice President - Marketing
Brion S. Johnson             Senior Vice President - Financial Operations and
                             Treasurer
David LeRoux                 Senior Vice President - Group Pension
Thomas J. Meyer              Senior Vice President, General Counsel & Secretary
J. George Napoles            Senior Vice President & Chief Information Officer
Scott L. Stolz               Senior Vice President - Administration
John B. Banez                Vice President - Systems and Programming
Gerald W. Decius             Vice President - Systems Model Office
Lisa C. Drake, FSA, MAAA     Vice President & Actuary
James D.Garrison             Vice President - Tax
Joseph D. Emanuel            Vice President & Associate General Counsel
Robert A. Fritts, CPA        Vice President & Controller - Financial Operations
Rhonda K. Grant              Vice President - Government Relations
Wyvetter A. Holcomb          Vice President - Telephone Service Center
Stephen A. Hrapkiewicz, Jr.  Vice President - Human Resources
Timo P. Kokko                Vice President - Support Services
Everett W. Kunzelman         Vice President - Underwriting
Lynn W. Lopes                Vice President - Group Pension
Keith R. Moore               Vice President - Technology
Jacky Morin                  Vice President - Group Pension (effective 4/3/00)
P. Chad Myers                Vice President - Asset Liability Management
Mark D. Nerud                Vice President - Fund Accounting and Administration
John O. Norton               Vice President - Actuary & Appointed Actuary
Bradley J. Powell            Vice President - Institutional Marketing Group
James B. Quinn               Vice President - Broker Management
Robert M. Tucker             Vice President - Technical Support
Connie J. (Dalton)
  Van Doorn                  Vice President - Variable Annuity Administration

         o The business address of each officer and director is 5901 Executive Drive Lansing, Michigan 48911

     c. The Separate Account does not currently have a Custodian.

Item. 9.a.        The Separate Account is not currently issuing securities.
Item 9.b.         Not applicable.

Item 9.c          The Separate Account proposes to make a public offering of
                  its  securities  upon   effectiveness   of  its   registration
                  statement under the Securities Act of 1933.

Item 9.d. The Separate Account does not have any securities currently outstanding.

Item 9.e.         Not applicable.

Item 10.          The Separate Account does not currently have any assets.

Item 11. The Separate Account will not operate as a small business investment company.

Item 12.          Not applicable.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf, in the City of Lansing, and the State of Michigan, on the 8th day of May, 2000.

(seal)                  Signature:       Jackson National Separate Account IV
                                         (Name of Registrant)

                               By: Jackson National Life Insurance Company (Name of sponsor)

                               By:       /s/ Andrew B. Hopping
                                         ---------------------------------------
                                         Andrew B. Hopping
                                         Executive Vice President, Chief
                                         Financial Officer and Director

Attest:  /s/ Thomas J. Meyer
         --------------------------------
         Thomas J. Meyer
         Senior Vice President, Secretary and General Counsel